Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollar amounts in thousands)

	2007		2006		2005	2004	2003

EARNINGS
Pre-tax income (loss)
from continuing operations	$22,768		$8,543		$(2,206)	$(5,145)	$5,755
Fixed charges	12,977		14,651		17,231	13,393	10,839
Total	$35,745		$23,194		$15,025	$8,248	$16,594

FIXED CHARGES
Interest expense and amortization of
debt discount and premium on all
indebtedness	$11,732		$13,521		$16,111	$12,354	$9,887
Interest portion of rental expense	1,245		1,130		1,120	1,039	952
Total fixed charges	$12,977		$14,651		$17,231	$13,393	$10,839

Ratio of earnings to fixed
charges	2.8	x	1.6	x	(A)	(A)	1.5	x

(A) Earnings were insufficient to cover fixed charges by $2.2 million and $5.1 million in 2005 and 2004, respectively.